

IdBase™

Invest in IdBase Technologies

The first platform technology capable of eliminating 'bots' purchasing tickets to live events.

Investment Unit Price: $0.40 | Minimum Investment: $510*

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Investor Education

Invest in IdBase Technologies, Inc.

Reg CF | Investment Units — What is this?

Unit Price	$0.40
Minimum Investment	$510*
Invest Until	July 27, 2024
Target Min. Offering	$10,000.08*
Max. Offering Size	$1,234,999.68*

INVEST NOW | VIEW FORM C

Opportunity
Market
Traction
Competitive Advantage
Founders
Revenue Model
Financial Highlights
Investor Perks
Updates & News
Discussion
FAQ

Opportunity

IdEase Technologies, Inc. is a technology company on a mission to revolutionize the experience of organizing, overseeing, and attending in-person events. IdBase's core products, authenTICKET™ and VERIFid™, offer an enhanced solution for ticketing, identity verification, security, and more that results in easier, safer, and more profitable event management thanks to IdBase's next-generation events infrastructure.



IdBase was purpose-built as an end-to-end, identity-based platform for the entire live event-going experience, from ticket purchase in the primary market, until the attendees leave the venue. This includes controlling all sales and/or transfers in the secondary market, as well as providing more data and revenue to the stakeholders.

IdEase provides proprietary 'infrastructure layers', that enable data capture and verifications of (true) identity, where data capture and/or verified identity are not available, incomplete, or worse; inaccurate. IdBase reduces users' wait times at events. Users can now opt-out of Facial Recognition to use Voice Recognition wherever IdEase is in use, while all ticket formats are available with a multiplicity of check-in options, which increases security and supplies the consumer with choice.

Company Deck

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Why Invest?

- **We kill ticket bots!** This allows for the first time, fans to have an equal chance at purchasing tickets when they go on sale for their favorite artist or team. This gives the artist/team the ability to control resale prices restricting sales above face value.

- **We identify humans, not just a piece of technology!** Every ticket company today can only identify the mobile phone's IMEI number, not who is holding it. Identifying the actual attendee at any event, deters bad actors from targeting those events which enhances security and provides a safer experience for attending fans.

- We are creating a **Global Identity Authentication Network** allowing one-time remote enrollment that can be used for a seamless check-in at participating venues anywhere in the world. This has applications outside of just live events, creating additional potential market opportunities.

⊗ Market

The industry has an "identity problem" that affects every event-based ID verification format (including mobile). The integration of IdBase's platform layer solution solves the absence of "true identity" while increasing security, adding engagement opportunities, increasing revenue, lowering manpower costs & bettering every fans experience.



The "Identity Problem" Today

Harmful Ticket Bots	+
Fan Safety at Risk	+
Fraudulent Reselling	+
Identity Management Difficulties	+
Lack of Identity Verification Solutions	+
Negative Financial Impact	+
Loss of Consumer Confidence	+

IdBase Solves These Problems

- IdBase was purpose-built as an end-to-end, identity-based platform for the entire live event-going experience, from ticket purchase in the primary market, until the attendees leave the venue. This includes controlling all sales and/or transfers in the secondary market, as well as providing more data and revenue to the stakeholders.

- IdBase provides proprietary 'infrastructure layers', that enable data capture and verifications of (true)

identity, where data capture and/or verified identity are not available, incomplete, or worse; inaccurate.

- IdBase reduces users' wait times at events. Users can now opt-out of Facial Recognition to use Voice Recognition wherever IdBase is in use, while all ticket formats are available with a multiplicity of check-in options, which increases security and supplies the consumer with choice.
- IdBase does NOT save the facial image, or the voice recordings of its end users.

By attaching a person's identity to each ticket, which is necessary to provide when they reach the venue to activate the ticket, only the registered ticket holder will be allowed entry. Rather than requiring a physical ID check at the gate, which becomes time consuming and inefficient for large attendances, our platform provides a seamless check-in using the attendees mobile device with a kiosk backup prior to the gate to avoid entry delay.



> "The ticketing industry is broken. IdBase has the solution that can change the industry, returning control to the artists, promoters and venues without making purchasing tickets or attending events more difficult to the fans. It's been a long time coming!"
>
> — Caley Denton, Head of Ticketing & Consumer Marketing
> Vancouver Olympic Games

Products & Traction

authenTICKET™

authenTICKET™ is the company's Identity Based Access Control System (IBAS) for ticketed live events such as concerts, sports, festivals, theatre plays, special events such as Olympics and World Cup, and conferences. The system records a person's biometric data points on enrolment, then matches them up when purchasing a ticket, and then again when arriving at the venue ensuring the registered attendee is actually the one at entry. This replaces the need for any manual ID check at the venue when required.

VERIFid™

VERIFid™ is the Company's 3rd party integration system that allows event and venue partners to access the enrolled biometric data. This connection provides more efficient systems, additional revenue, and enhanced security. In-venue partners such as access control and food & beverage companies now have accurate data to better produce an enhanced fan experience while making their event feel safer.


authenTICKET
WALK UP-WALK IN
Market:
Identity-based
access control
infrastructure
Partners:
• Biometric ID Tech Cos
• Gate Access Control
• Ticketing Platforms
• Governments
Customers:
• Venues
• Content providers*
Product
Descriptions



💡 Competitive Advantage

The key competitive advantage is that all other platforms using biometrics today at live events are focused on providing convenience, not safety. Therefore, they don't actually identify the attendee. Even when using facial recognition, the enrollment process does not go through the necessary steps to provide a person's true identity so although they can match biometrics, they don't know who the biometrics actually belong to so the systems cannot be used for security purposes.

Securing online identities and sensitive information has become more crucial than ever. Among the various biometric techniques, "liveness detection" stands out as a critical aspect now and in the future, ensuring that the biometric data being captured is not a mere replica, but a live and genuine sample which is one of our key advantages.

IDENTITY-BASED ACCESS CONTROL INFRASTRUCTURE COMPARISON

FUNCTIONALITIES	IdBase TECHNOLOGIES	MOBILE ONLY	AMAZON ONE	CLEAR	WICKET	ALINKIDENTITY	BLOCKCHAIN/NFT
Identity Confirmation	✓			✓			
History of Biometric Captures	✓		✓				
Failsafe (Entry) Backup	✓						
Control of Secondary Market	✓						
Voice Authentication	✓						
2 Factor Authentication	✓						
Opt-Out/Opt-In Face ID	✓						
ID Documents Verified	✓						
ALL Ticket Formats	✓						
Partner Sharing Revenue	✓						
Health Status Certification	✓			✓			
Compatible w/ Existing Infrastructure	✓	✓					✓
Frictionless (Gate) Entry	✓	✓	✓				✓
Biometrics to work w/ (3rd party) Integrations	✓		✓	✓	✓	✓	
Remote Enrollment/ Biometric Data Capture	✓	✓			✓	✓	✓
Private Label Branding	✓	✓			✓	✓	✓

Engaging the attendees via frictionless, identity-based mobile activation at check-in generates more data and revenue for the stakeholders prior to the gate. This rapidly and efficiently moves attendees from uncontrolled environments (outside) to controlled environments (inside), regardless of ticket format, reducing overall security risk for the venue. Once inside the venue, attendees come into contact with widely distributed points of presence (F&B, merchandise, suite and backstage access etc.), where additional revenue and data are generated based upon their purchase history and biometric identity, and wherein transaction logs are created that are accessible in real-time. This enhances security and supplies the facility for contract tracing after the event if needed.

> "IdBase is a giant leap forward in protecting the Consumer, Artist, Team Owner, Venue operator and Promoters. "
>
> — Ralph Marchetta, General Manager
> Footprint Center / SVP, Phoenix Suns

👥 Founding Team

Every member of the team has been touched by live events, having experienced some negative aspects of it over time. What sets this team apart is that we took a different path than the rest of the industry. Hundreds of millions of dollars have been spent on a mobile-only data ticket platform focusing on trying to eliminate the bots and identify the attendees and after all of that, the industry can only identify a piece of technology and can't stop the bots.

We took a different path focusing ONLY on identity as our priority. Our CEO has over 1,000 relationships within the industry at all levels. Our CTO was one of the youngest to ever win an academy award in Technical Achievement. Our CPO has been involved at all aspects within the ticketing industry for over 20 years. Our executive advisors cross paths at high levels within sports, legal, and airlines which have many similarities, live events copied however, don't have any of the same issues. We also have 2 global biometric and documentation companies which have various intl gov't relations, that we're able to leverage which integrate into existing venue infrastructures rather than trying to build something totally from scratch. The combination of this sets us apart from all others allowing us an incredibly scalable platform.

Alan Gelfand
Chief Executive Officer



Biography   +

Rob Hill
Chief Financial Officer



Biography   +

Dr. Timothy Kay
Chief Technology Officer



Biography   +

Rob Williams
Chief Product Officer



Biography   +

💲 Revenue Model

We add a 1% authentication fee into the price of every ticket, with a $1 cap. Our partners are the ticket companies who we provide a rev/share with and the venues are our clients. Once we integrate into a ticketing company's existing infrastructure, every one of their existing clients become our potential customers. This allows us to scale up our customer base very quickly as the integration process fits directly into the venue's technology stack. The ticket companies have an incentive to promote us to their clients through their existing 3rd party programs which could allow us to sign up over 500 different size venues and conference centers within our first 5 years.

Our revenue model is recurring with minimal upkeep costs, so our forecasted average 5-year ROI is nearly 200%, with forecasted potential profit margins exceeding 35% by the end of that period based on estimates made by the management team.**

🧮 Financials & Risk Factors

The company has been in an R&D stage up until now, with no revenues to speak of. Once proof of concept has been successfully trialed with our planned beta tests, revenue should start within 18 months and management forecasts are targeting break even profitability within 36 months.**

Open Risk Disclosures

⊞ Investor Perks

The first 1,000 investors who invest a minimum of $1,000 will be eligible to receive a membership in the IdBase Priority Ticket Club (the "Club"), if and when the Club is launched and subject to the terms and conditions of the Club when launched. Please find information about investor perks below.

> **$1,000 Investment Perks**
> IdBase will set up a priority ticket club for the first 1,000 investors. Once the company has established its first venue revenues, the company will make its best efforts to obtain tickets for high demand events through its established relationships.

📰 Updates & News

Industry-related press, company announcements, and offering-related updates can be found below.



Consumer groups welcome Senate launch of BOSS, SWIFT Acts

Sept 28, 2023

The Seattle Times

Pull the plug on ticket bots

Aug 25, 2023



No luck getting Taylor Swift tickets in Toronto? You only had a one in about 400 chance

Aug 10, 2023

INSIDER

A woman spent $1,400 on seats to the Taylor Swift Eras tour. Then StubHub told her the tickets didn't exist.

Aug 6, 2023

Forbes

Ticketmaster Will Promise No More 'Junk Fees' At Biden Event

Jun 15, 2023



Foo Fighters Are Fighting Scalpers By Making This Huge Move On Their Tickets

March 10, 2023



Two New Senate Bills Aim to Clean Up Ticketing Industry

Apr 27, 2023

💬 Discussion

3 Comments

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Ben Young
10 months ago
Test comment I love this issuer
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Ben Young Official
a year ago edited
This is really great.
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Jason Greb Official
a year ago
This is awesome!
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*A 2% Investor Processing Fee is included in each calculation of the investment totals presented.

**The operational metrics are based on assumptions of continued effectiveness of our technology and stable regulatory environments. These projections are subject to risks such as advancements in bot technology, changes in regulatory frameworks, and shifts in online consumer behavior, which may impede our ability to achieve these metrics. Actual results could vary significantly from these predictions due to these and other unforeseen factors.

This website contains forward-looking statements. These statements may include the words "believe", "expect", "anticipate", "intend", "plan", "estimate", "project", "will", "may", "targeting" and similar expressions as well as statements other than statements of historical facts including, without limitation, those regarding the financial position, business strategy, plans, targets and objectives of the management of IdBase Technologies, Inc. (the "Company") for future operations (including development plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future policies and plans and the environment in which the Company will operate in the future. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this presentation. The forward-looking statements in this website speak only as of the date of the Company's initial Form C, and the Company expressly disclaims to the fullest extent permitted by law any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

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